KRIEGER & PRAGER, LLP

ATTORNEYS AT LAW

39 Broadway, Suite 920

New York, New York 10006

Telephone: (212) 363-2900

Facsimile: (212) 363-2999

February 12, 2010

H. Christopher Owings, Esq.

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Mailstop 3561

RE:

Sharp Performance, Inc.

Registration Statement on Form S-1

Filed September 23, 2009

File No. 333-162072

Dear Mr. Owings:

Enclosed herewith is Pre-Effective Amendment No. 1 to the above Registration Statement on Form S-1 revised in light of the Staff’s October 22, 2009 comment letter. A marked copy is also enclosed.

Our responses to your comments are set forth below seriatim.

General

Comment 1:

We do not believe we are a blank check company as defined in Rule 419 of (Regulation C) because we have commenced operations, have identified a specific industry and segment, and our major shareholder and President has extensive experience in that industry and segment. With respect to a specific business plan, the Staff’s attention is directed to the section entitled “Business” contained at pages 21 to 23 of the enclosed Registration Statement.

Comment 2:

We have made the necessary amendments to state that we are currently a shell company.

Summary Information, page 3

Comment 3:

We have amended the Summary Information, Risk Factors and Business sections to note the status of our operations. We are a development stage company and our auditors have issued a going concern qualification.

Risk Factors, page 5

Comment 4:

We have made the requested amendment.

Our Sole officer and director is not required to devote his full time to our business, page 6

Comment 5:

We have made the requested amendment to note that Mr. Sharp devotes approximately 15 hours per week.

The costs to meet our reporting and other requirements as a public company...page 7

Comment 6:

We have made the requested amendment.

Currently, there is no public market for our securities...page 9

Comment 7:

We have made the requested amendment.

If a market develops for our shares, sales of our shares relying upon Rule 144...page 9

Comment 8:

We have made the requested amendment, and incorporated additional disclosures regarding the provisions of Rule 144.

Determination of Offering Price, page 11

Comment 9:

The selling price was determined after discussions with shareholders.

Plan of Distribution, page 13

Selling Security Holdings Distribution, page 13

Comment 10:

We have amended the Selling Security Holders’ disclosure as requested by the staff.

Business, page 18

Comment 11:

We have expanded the discussion of the development of our business.

Comment 12:

We have clarified that Sharp Performance Associates continues as a subsidiary. Additionally, we have added Exhibit 21.1.

Comment 13:

For a period of time during 2008, the Company had one client who generated $4,000 in revenue from its consulting services.

Comment 14:

We have described the GT-33 and the GT-33 package and related items in greater detail, disclosed the name of the principal’s suppliers, and included a discussion how the GT-33 relates to our consulting services.

Comment 15:

We have discussed our ownership rights in the GT-33 customization.

Financial Statements, page F-1

Comment 16:

Both Sharp Performance Inc. (“Inc.) and Sharp Performance Associates LLC (“LLC”) were incorporated on June 5, 2008. There was no financial information prior to that date. As of June 30, 2008, there were no assets to be recognized on the company’s books. We accounted for the acquisition of the LLC on June 5, 2008 as an exchange of shares in the Inc for the 100% ownership and the right to the GT-33 customization package of the LLC as entities under common control as described in paragraph C11 and D12 of SFAS 141.

Consolidated Balance Sheets, page F-3

Comment 17:

We have reclassified the amount received from Southridge LLC as a current liability. [The amount was utilized for filing fees.]

Notes to Financial Statements, page F-7

Comment 18:

A corrected form Subscription Agreement is being filed under cover of Exhibit 10.1(a). There were no registration requests.

Note 2 - Summary of Significant Accounting Policies, page F-7

Comment 19:

SFAS-5 (ASC450-20-25-2) requires that all liabilities that have been incurred at balance sheet date, where the amount can be reasonably estimated should be accrued. The Company’s position is that the liability has been incurred as the audit has to be done for that year and the amount is defined in the engagement letter. In addition, under the matching principle of accounting, the expense for the audit of any particular period should be recorded in that period.

Recent Pronouncements, page F-8

Comment 20:

We have amended our disclosure regarding SFAS 157.

Management’s Discussion and Analysis and Results of Operations, page 21

General, page 21

Comment 21:

No business planning activities are continuing at the present time.

Results of Operations for the Year Ended June 30, 2009 as Compared to the Period From Inception (June 5, 2008) through June 30, 2008, page 21

Comment 22:

We have not elected to reflect the financial statements to assume the acquisition of Sharp Performance Associates as of July 1, 2007.

Liquidity and Capital Resources, page 21

Comment 23:

We have revised the discussion to take note of our curtailment of business planning activities.

Directors, Executive Officer and Control Persons, page 22

Comment 24:

We have expanded discussion of Mr. Sharp’s employment activities and positions.

Executive Compensation, page 23

Comment 25:

We have made the requested amendment.

Transactions with Related Persons, Promoters and Certain Control Persons, page 24

Comment 26:

The sole promoter of the company is Robert J. Sharp.

Comment 27:

We have made the requested amendments.

Comment 28:

We have provided that the disclosure required by Item 407(a) of Regulation

Item 15. Recent Sales of Unregistered Securities, page II-2

Comment 29:

None of the investors were accredited investors.

Item 16. Exhibits and Financial Statement Schedules, page II-2

Comment 30:

We have made the requested amendments to the Exhibit Index.

Comment 31:

We have filed as Exhibit 21.1 a Schedule of Subsidiaries.

Signatures, page II-4

Comment 32:

We have made the necessary amendment to the signature page.

Exhibit 5.1

Comment 33:

We have made the necessary amendment to the opinion of Krieger & Prager, LLP.

Comment 34:

We have made the requested amendment to the opinion of Krieger & Prager, LLP.

Comment 35:

We have revised the language regarding the opinion.

Thank you for your courtesy and cooperation in regard to this matter.

Very truly yours,

/s/ SAMUEL M. KRIEGER

SAMUEL M. KRIEGER

SMK/pm

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